UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Appoints James Armstrong Senior Vice President and General Manager, Enterprise Solutions

Experienced Technology Industry Leader to Drive Further Expansion of Sierra Wireless’ Business

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 7, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the global leader in IoT solutions, today announced it has appointed James Armstrong as Senior Vice President and General Manager, Enterprise Solutions. Mr. Armstrong will be reporting directly to Kent Thexton, President and CEO at Sierra Wireless.

Sierra Wireless’ Enterprise Solutions business includes its market leading line of AirLink® cellular routers and gateways (such as the new MG90 5G router), as well as enterprise software and connectivity solutions. Together, these Enterprise offerings have generated more than $140 million in revenue in the last twelve months ending September 30, 2020.

“I am very pleased to welcome James to the team,” said Thexton. “His proven experience in driving year on year revenue growth, process improvements and operational excellence at other technology industry leaders will be a significant asset to Sierra Wireless as we continue to expand our Enterprise Solutions business. Our Enterprise Solutions product line is a highly valuable part of the overall Sierra Wireless business and is well positioned in this growing market.”

Mr. Armstrong most recently served as Chief Operating Officer and EVP, Products at Spirent Communications Plc. He holds a Bachelor of Science degree in Electrical and Computer Engineering from Princeton University, and a doctorate in Electrical Engineering from Purdue University.

“I am excited to be part of the Sierra Wireless team and to lead the Enterprise business,” says Armstrong. “I’ve been a highly satisfied customer of Sierra Wireless over the years, and feel we are well positioned to capitalize on the massive opportunity that lies ahead with 5G and IoT.”

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: January 07, 2021